Confidential Treatment Requested by Univar Inc.

Under 17 C.F.R. § 200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN

OMITTED AND FILED SEPARATELY WITH THE COMMISSION.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED

PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING

PLACEHOLDER “[***]”

May 28, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Univar Inc.

Registration Statement on Form S-1

File No. 333-197085

Dear Ms. Long:

On behalf of Univar Inc. (the “Company”), as discussed with Mr. Benton on May 26, 2015, we supplementally submit on behalf of the Company this letter related to the Staff’s review of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”).

The purpose of this letter is to notify the Staff of the proposed price range and share number information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement. Based on currently available information and market conditions, the initial offering price to the public of the Company’s shares of common stock (the “Shares”) is expected to be between $[***] and $[***] per Share, after giving effect to a [***]-for-[***] reverse stock split of the Shares (which will occur prior to the launch of the offering). It is expected that [***] Shares will be offered to the public by the Company. The underwriters are expected to have an option to purchase up to an additional [***] Shares. We have attached herewith as Annex A for the Staff’s review certain sections of the Registration Statement revised to reflect the inclusion of the price range and related

Pamela Long	2	May 28, 2015

information, and assuming an offering price of $[***] per Share, the midpoint of the price range set forth above. Note that the materials submitted herewith do not reflect the proposed changes to the Registration Statement confidentially submitted to you on May 27, 2015 with respect to the transaction discussed with you last week.

The Company expects to file Amendment No. 6 to its Registration Statement as soon as possible to respond to any remaining comments from the Staff, file additional exhibits to the Registration Statement and reflect the estimated price range and share amounts before printing preliminary prospectuses and beginning the road show. The Company and the underwriters are currently preparing to begin the road show for the offering on or about [***], 2015. To the extent feasible, we appreciate the Staff’s efforts to provide any further comments on the Registration Statement as soon as possible.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the U.S. Securities and Exchange Commission’s Office of Freedom and Information Privacy Act Operations. The Company respectfully requests that the Staff return this letter and the attached Annex A to us pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 909-6036.

Regards,

/s/ Steven J. Slutzky

Steven J. Slutzky

cc:	Craig Slivka
Leland Benton
Tracie Towner
Al Pavot
Securities and Exchange Commission
Stephen N. Landsman, Esq.
Univar Inc.

Enclosures

Confidential Treatment Requested by Univar Inc.

Under 17 C.F.R. § 200.83

Annex A

[***]

Confidential Treatment Requested by Univar Inc.

Under 17 C.F.R. § 200.83